

Mail Stop 3720

December 17, 2009

Mr. Richard K. Howe
Chief Executive Officer
Inuvo, Inc.
15550 Lightwave Drive, Third Floor
Clearwater, FL 33760

      RE: Inuvo, Inc.
           Form 10-K for the year ended December 31, 2008
           Filed March 31, 2009
           File No. 001-32442

Dear Mr. Howe:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director